Advanced Micro Devices, Inc.

2485 Augustine Drive

Santa Clara, California 95054

Tel: 408-749-4000

www.amd.com

August 31, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street NE

Washington, D.C. 20549

Attention: Anuja Majmudar, Karina Dorin

RE:	Advanced Micro Devices, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed February 27, 2023

File No. 001-07882

Dear Mss. Majmudar and Dorin:

On behalf of Advanced Micro Devices, Inc. (the “Company” or “AMD”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated August 3, 2023 relating to the Company’s Form 10-K for the year-ended December 31, 2022 (the “2022 Form 10-K”).

Form 10-K for Fiscal Year Ended December 31, 2022

General

1.

We note that you provided more expansive disclosure in your 2021-22 Corporate Responsibility Report and Environmental Sustainability section of your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021-22 Corporate Responsibility Report[1] and website.

[1]

The Company notes that its 2021-22 Corporate Responsibility Report and the Environmental Sustainability section of the Company’s website (“Corporate Responsibility Reporting”) are based on 2021 data, with complementary narrative updates reflecting the first half of 2022. The Company’s 2022-23 Corporate Responsibility Report and related website sections reflect 2022 data, with complementary narrative updates reflecting the first half of 2023.

The Company prepares the information in its Forms 10-K and other SEC filings in accordance with existing SEC rules and regulations, including Items 101, 103, 105 and 303 of Regulation S-K, as well as the U.S. federal securities laws that require the Company to provide investors with information that is “material,” as that term is defined by Basic Inc. v. Levinson, 485 U.S. 224 (1988) and subsequent case law (as referred to herein, “Materiality” or “Material”). The Company also considers the Commission’s Guidance Regarding Disclosure Related to Climate Change, Release No. 33-9106 (Feb. 2, 2010). The Company’s disclosure committee, comprised of senior personnel from multiple, key departments across the Company, assesses and determines the degree to which information, including relevant developments, events, trends, risks and opportunities, is Material to the Company for the purposes of the Company’s SEC filings. The Company considered whether to include the same type of climate-related disclosure from its Corporate Responsibility Reporting in its 2022 Form 10-K and chose not to on the basis that the purpose of the Corporate Responsibility Reporting and 2022 Form 10-K are different and the disclosure contained in each are based on different reporting frameworks and definitions of materiality.

The Company voluntarily reports on its corporate responsibility efforts in its Corporate Responsibility Report and related website sections, which address a range of topics of interest to various stakeholders. These stakeholders include investors, but also include employees, customers, suppliers, non-governmental organizations and communities in which the Company operates. In identifying topics for inclusion in the Company’s Corporate Responsibility Report and related website sections, the Company regularly engages with its various stakeholders about environmental, social and governance (“ESG”) matters, including matters of individual importance to them. Disclosures in the Company’s Corporate Responsibility Reporting respond to these interactions, as well as to voluntary third-party disclosures frameworks and standards, such as those issued by the Global Reporting Initiative, Sustainability Accounting Standards Board, Taskforce on Climate-related Financial Disclosures, and United Nations Sustainable Development Goals secretariat. In addition, each of these voluntary frameworks and standards uses a definition of materiality that is distinct from, and in each case broader than, the U.S. federal securities law definition of Materiality.

The Company provides disclosures in its Corporate Responsibility Reporting voluntarily. The Company does not believe there is a substantial likelihood that these disclosures would have been viewed by the reasonable investor as significantly altering the ‘total mix’ of information made available to investors. The concepts of materiality used for the purposes of creating the disclosures in the Company’s Corporate Responsibility Reporting are broader than the definition of Materiality under the U.S. federal securities laws. The ESG materiality matrix in the Company’s Corporate Responsibility Report reflects the key aspect of the distinctions between the definitions of materiality under these voluntary standards and the federal securities law definition of Materiality; specifically the materiality matrix in the Company’s Corporate Responsibility Report measures not only the impact of issues on the Company but also the Company’s impact on the environment and society. The Company uses this approach to materiality in its voluntary reporting, both with respect to responding to areas of individual stakeholder interest and in reporting pursuant to the frameworks and standards mentioned above. The fact that the Company has addressed a topic or initiative in its Corporate Responsibility Reporting does not make that topic or initiative Material to its business or results of operations. To help advise its investors of the different purposes and approaches to disclosures in its Corporate Responsibility Reporting compared to its SEC filings, the Company specifically states in its 2021-22 Corporate Responsibility Report and related website sections that the ESG materials in them “may contain information that is significant, however, any significance should not be read as necessarily rising to the level of the definition of materiality used for the purposes of our compliance with the U.S. federal securities laws.”

The Company understands the importance of climate change and stakeholder interest in this topic. As it relates to this question and other questions included in the Staff’s comment, the Company recognizes its obligation to continuously review these matters as part of its ongoing disclosure processes and disclose climate-related matters in its future filings, to the extent required under U.S. federal securities law.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions;

•	increased demand for generation and transmission of energy from alternative energy sources; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Regarding the Company’s processes and approach in determining whether matters are Material to the Company and its investors, please see the prior response. While the Company is mindful that the realities of climate change and transition-related risks arising from climate change are evolving, with respect to its 2022 Form 10-K, the Company did not identify any indirect consequences of climate-related regulation or business trends that were Material for the purposes of its reporting to the Commission, as discussed in more detail below. The Company continues to monitor the indirect impacts of climate change on the Company and its business and will adjust its disclosures as appropriate in future filings under U.S. federal securities law to the extent the Company determines it is required.

In response to the Staff’s comment, the Company specifically addresses each of the individual items referenced in Staff’s comment below:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources

•	increased demand for goods that result in lower emissions than competing products

•	increased demand for generation and transmission of energy from alternative energy sources

The Company works closely with its direct customers to define product features, performance and timing so that the Company can meet customers’ needs. Generally, these direct customers may include original equipment manufacturers, large public cloud service providers, original design manufacturers, independent distributors, and add-in-board manufacturers in both domestic and international markets. The Company communicates with direct customers about efforts and challenges worldwide to reduce greenhouse gas emissions and to use alternative energy sources (including renewable energy sources), and communicates with direct customers about product energy efficiency, including power consumption and battery life. While some of our direct customers express interest in understanding the Company’s focus on greenhouse gas emissions, products that result in lower emissions and alternative energy sources, this interest does not currently correlate to increases or decreases in demand for the Company’s products and technologies that are Material for the purposes of reporting under the U.S. federal securities law. Given this, the Company has decided currently to address this interest in its voluntary reporting. In addition, while our products and technologies are used in the renewable energy sector, including in wind energy, we have not, to date, seen increased interest in alternative sources of energy result in a Material change in demand for our products and technologies.

The Company contributes to and gains insights from these individual and ecosystem-level engagements but has not, to date, identified any climate change-related regulatory or market development Material for the Company’s disclosures under the U.S. federal securities law. In its 2022 Form 10-K (in both the section regarding environmental matters and in the risk factors section), the Company has identified that Energy Star-related regulations and similar regulations worldwide may have an impact on the Company in the future and the Company is monitoring these developments, but the Company did not identify any such adopted regulations or current related regulatory trends likely to have a Material impact on demand for the Company’s products or technologies for the purposes of reporting in its 2022 Form 10-K. However, the Company will continue to evaluate these matters for the purposes of future filings.

•	increased competition to develop innovative new products that result in lower emissions

Separately, to help inform the Company’s assessment of business opportunities and risks and competitive positioning, it regularly surveys end users. Those end users include consumers and enterprise IT decision makers that purchase devices from the Company’s direct customers. In recent surveys, end users indicated that their buying practices for the Company’s products and technologies are based primarily on timely product introductions, product quality, product features and capabilities, reliability, processor clock speed, performance, size (or form factor), selling price, cost, adherence to industry standards (and the creation of open industry standards), level of integration, software and hardware compatibility, ease of use and functionality of software design tools, completeness of applicable software solutions, security and stability, brand recognition and availability.

Although currently, indirect consequences of trends to develop innovative new products to lower emissions is not Material for the purposes of the Company’s disclosure under U.S. federal securities law, the Company recognizes the opportunity for its products to help enable direct customers and end users meet their environmental sustainability goals, including aims to address emissions. For instance, the Company designs products that power servers in data centers that enable climate research, as well as connected devices that power solutions used for renewable energy. The Company also powers seven of the top ten systems on the Green 500 list of most energy efficient supercomputers (June 2023). While the Company did not consider increased competition to develop products that result in lower emissions Material for the purposes of reporting in its 2022 Form 10-K, the Company will continue to monitor the indirect impacts of climate change on its competitive landscape for the purposes of future filings.

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions

The Company assesses risk primarily through its enterprise risk management (“ERM”) process and its disclosure controls review processes. Risks identified through these processes are reviewed regularly with the Company’s executive leadership and with the Company’s Board of Directors. The Company’s ERM process considers reputational risks as it integrates climate risks which are assessed through 1) periodic internal ESG readiness assessments, 2) monthly meetings among internal cross-functional teams, 3) quarterly emerging risks reports to the Audit and Finance Committee of the Company’s Board of Directors and relevant Company executives, and 4) annual Enterprise Risk Assessment for the Company’s Board of Directors and relevant Company executives. Based on the Company’s ERM process and the Company’s regular engagement with its stakeholders, as well as benchmarking of its peer companies, the Company does not currently anticipate any Material reputational risks resulting from its operations or products that produce Material greenhouse gas emissions.

3.

We note your disclosure on page 35 of your Form 10-K regarding the impact of the physical effects of climate change. If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following

•	Severity of weather, such as water availability and quality;

•	quantification of material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your customers; and

•

any weather-related impacts on the cost or availability of insurance. Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

While the Company is mindful that the impact of the physical effects arising from climate change are evolving, the Company believes that, except as to the future possibility of Material impacts identified in the Risk Factors section of the 2022 Form 10-K (see our risk factor “Our worldwide operations are subject to political, legal and economic risks and natural disasters, which could have a material adverse effect on us”), the physical effects of climate change are not Material to the Company’s business, financial condition and results of operations at this time. That being said, the Company has operations in regions that are subject to weather-related events that could disrupt its operations. There were only two weather-related events experienced by the Company during the periods covered by the 2022 Form 10-K. The Company’s office in Austin, Texas experienced a winter storm in 2021, in which the Company incurred approximately $36,000 in costs associated with minor property damage and business delays. In 2022, Hurricane Ian caused minor damage to the Company’s office located in Orlando, Florida, in which the Company incurred approximately $5,000 in costs for equipment repairs. The Company did not consider these weather-related events or their impacts to be Material for the purposes of reporting in the 2022 Form 10-K. With respect to how the Company determines whether matters are Material to the Company and requiring disclosure in the Company’s SEC filings, please see the Company’s first response above.

With respect to water risks such as water availability and quality, while the Company has operations in regions that can face risks associated with water availability and quality, including certain Company sites in India, the Company believes that its use of recycled water (including reuse of gray water at certain facilities and utilization of rainwater harvesting at certain facilities) helps to mitigate its exposure to water risks. The Company did not consider water risks to be Material for the purposes of reporting in the 2022 Form 10-K; however, the Company will continue to assess risks associated with water availability, quantity and use for the purposes of future filings.

With respect to indirect weather-related impacts affecting the Company’s customers, the Company is unaware of the full extent to which indirect weather-related impacts may affect the full scope of its direct customers’ operations because its engagement with its customers often represents only a small portion of their total operations; however, the Company does assess the degree to which weather-related impacts may hinder its ability to deliver its products to its customers because this is one way in which both the Company and its direct customers’ operations could be Materially impacted. To date, no weather-related events have had a Material impact on the Company’s ability to deliver its products to its direct customers; however, the Company has built redundancy into its delivery mechanisms by working with logistics vendors to adjust delivery routes if necessary.

With respect to weather-related impacts on the cost of availability of insurance, the Company has not experienced a Material increase in the cost of property insurance premiums in connection with or as a reflection of any weather-related events. The Company’s property insurance premium costs for 2020 through 2022 are set forth below:

Year	Insurance premium costs
2020	$4.6 million
2021	$5.2 million
2022	$10.9 million

The property insurance premiums described above covers fire and water damage to owned properties; leasehold improvements to leased properties; and owned contents, equipment and inventory, both at Company and third-party sites. The Company’s property insurance premiums for 2022 increased over 2021 primarily due to the Company’s acquisition of Xilinx, Inc. in February 2022. As noted earlier, while the Company incurred approximately $36,000 in costs associated with minor property damage and business delays in connection with the Texas winter storm in 2021 and approximately $5,000 in costs associated with Hurricane Ian which caused minor damage to the Company’s office in Florida in 2022, these costs did not result in a Material increase in the Company’s property insurance premiums. The Company does not believe that any weather-related impacts on the cost or availability of insurance have caused or are reasonably likely to cause a Material impact on the Company’s business, financial condition or results of operation; however, the Company will continue to monitor the physical effects of climate change and will, in future filings, discuss these effects to the extent required.

4.

If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

The Company did not purchase or sell carbon credits or offsets in fiscal years 2022, 2021 and 2020. To the extent applicable and if Material to the Company’s business, financial condition and results of operations, the Company will disclose in future filings the purchase or sale of carbon credits or offsets.

Sincerely,

/s/ Jean Hu

Jean Hu
Executive Vice President, Chief Financial Officer and Treasurer